NEWS RELEASE FROM...

                        [Proler International Corp. logo]

                                                          CONTACT:
                                                          Michael F. Loy
                                                          Vice President-Finance
                                                          (713) 963-5904

              PROLER INTERNATIONAL CORP. ANNOUNCES COMMENCEMENT OF
                     LITIGATION WITH HUGO NEU CORPORATION

                Houston, Texas (September 26, 1996) - Proler International Corp. (NYSE:PS) today announced the commencement of litigation between Proler and Hugo Neu Corporation ("Hugo Neu"). Proler's scrap metals business is conducted primarily through joint ventures in which Proler and Hugo Neu are both owners.

        As previously announced, on September 15, 1996 Proler and Schnitzer Steel Industries, Inc. ("Schnitzer") signed a definitive agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. Schnitzer's tender offer commenced on September 20, 1996. In recommending the Schnitzer offer to its stockholders, Proler disclosed that Hugo Neu had offered to acquire Proler's interests in the joint ventures on terms that Proler considered inadequate and rejected on August 14, 1996.

        Proler learned yesterday that, without prior notice to Proler, Hugo Neu obtained a temporary restraining order from a New York court on September 24, 1996 to prevent Proler from disclosing non-public information concerning the joint ventures to Schnitzer without the prior consent of Hugo Neu pending a hearing scheduled for October 2, 1996.

        Proler commenced litigation yesterday against Hugo Neu in Harris County, Texas, asserting that Hugo Neu is tortiously interfering with Proler's merger agreement with Schnitzer by engaging in actions that appear calculated to undermine the merger agreement. Proler is seeking compensatory and punitive damages for any resulting losses that may be incurred by Proler and its stockholders.

        Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.

                                     # # #

               4265 San Felipe, Suite 900/ Houston, Texas 77027
                    P.O. Box 286/ Houston, Texas 77002-0286
                  Telephone (713) 627-3737/ Fax (713) 627-2737